NEWPORT GOLD, INC.
1-336 Queen Street South
Mississauga, Ontario, Canada L5M 1M2

VIA EDGAR

August 11, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Anne Nguyen Parker, Branch Chief
100 F Street N.E.
Washington, D.C. 20549

Re:	Newport Gold, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed July 8, 2011
File No. 0-52214

Ladies and Gentlemen:

We have reviewed the comments from your letter dated August 1, 2011 and have formulated responses as outlined below.  Concurrently with this letter, we are also filing the Company’s Amendment No. 2 to its Registration on Form 10-12G (the “Amendment”).  To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter.   References in this letter to “we”, “our” or “us” refer to the Company.

Registration Statement on Form 10-12G

General

1.	Please note that disclosure in the Form 10 should be accurate and current as of the date that the registration statement became effective by operation of law.

RESPONSE:      This will confirm that the disclosure in the Form 10 is accurate and current as of the date that the registration statement became effective by operation of law.

2.           We remind you of prior comment 2 from our letter to you dated March 31, 2011.

RESPONSE:      As with Amendment No. 1, this will confirm that we have made appropriate corresponding changes to all disclosure to which a comment relates.  Where parallel information appears at more than one place in the document, we will note below the page references to all responsive disclosure in the marked version of the document.

3.
We note your response to prior comment 12 from our letter to you dated March 31, 2011.  We also note your disclosure on page 21 that on March 31, 2011, you had a working capital deficit of $415,538.  Please disclose when you plan to commence Phases 1 and 2 of your exploration program, given your lack of liquidity and capital resources.

RESPONSE:      We have added disclosure on pages 4, 5 and 22 with regard to when we plan to commence Phase 1 and 2 of our exploration program, given our lack of liquidity and capital resources.   In this regard, we have also revised a risk factor on page 17 pertaining to weather conditions.  We realized that the previous disclosure did not accurately reflect the risks relating to weather and possible delays in exploration.

Explanatory Note, page 3

4.
We note your statement, “Once this registration statement is deemed effective…” Please revise to clarify that your filing became effective by operation of law.  We refer you to prior comment 1 from our letter to you dated March 31, 2011.

RESPONSE:      We have revised this disclosure on page 3 to clarify that this filing became effective by operation of law.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 28

5.
Please disclose whether you intend to apply for quotation on the OTC Bulletin Board.  We note your statement that “[f]rom October 2006 to November 2008, our common stock was quoted on the OTC Bulletin Board.”

RESPONSE:      We have added disclosure on page 29 that we intend to apply for quotation on the OTCQB and may in future apply for quotation once again on the OTC Bulletin Board.

Financial Statements

Financial Statements, page 1

6.
Throughout your auditors’ reports and financial statements you refer to your company as in the “development stage.”  Please note that within the context of extractive industries, this term is defined by paragraph (a)(4)(ii) of SEC Industry Guide 7 and has specific meaning.  Based on your disclosures of the description of your business, please modify your filing to refer to your company as “exploration stage” to avoid confusion.  Refer to paragraph F.10 of Part II of “Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance (March 31, 2001).”  This can be located at our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

RESPONSE:      We have modified the filing to refer to the company as “exploration stage”.

Reports of Independent Registered Public Accounting Firms, page 2

7.
We note you have included a series of audit reports that cover the periods from inception (July 16, 2003) through December 31, 2010.  Please note that auditor association with the cumulative data is required on an annual basis for as long as you are within the exploration stage.  In your next Form 10-K, you should present an audit report from your principal auditor that specifically opines on the period from inception through the audited balance sheet date. In this regard, we note the audit opinion in your prior filing, which included a cumulative period through December 31, 2010, did not specifically refer to the cumulative column (i.e. inception through December 31, 2010).  To the extent your principal auditor chooses to reference the work of other auditors in opining on this cumulative period, please file the report(s) of the other auditors pursuant to Rule 2-05 of Regulation S-X.  Please refer to paragraphs 12 and 13 of AU Section 508, as adopted by Rule 3200T of the Public Company Accounting Oversight Board, for additional information.

RESPONSE:      In our next Form 10-K, we will present an audit report from our principal auditor that will specifically opine on the period from inception through the audited balance sheet date.  The audit report filed with the Amendment now includes such language.  In this regard, we filed in the prior Amendment and are filing with this Amendment the report of the prior auditor.  To the extent our principal auditor chooses in the future to reference the work of other auditors in opining on this cumulative period, we will file the report(s) of the other auditors.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter and we look forward to hearing from you.  Please direct any further questions or requests for clarification of matters addressed in this letter to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

NEWPORT GOLD, INC.

/s/ Derek Bartlett

Derek Bartlett
Chief Executive Officer